June 9, 2023

Re:	Grayscale Filecoin Trust (FIL)
Registration Statement on Form 10
Filed April 14, 2023
File No. 000-56541

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Att’n:	Justin Dobbie
Sandra Hunter Berkheimer

Dear Mr. Dobbie and Ms. Berkheimer:

Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Filecoin Trust (FIL) (the “Trust”), hereby requests withdrawal of the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2023 and has not yet become effective.

The Sponsor is requesting withdrawal of the Registration Statement prior to effectiveness in deference to the requests in the Staff’s letters to the Sponsor on May 16, 2023 and June 6, 2023. In requesting such withdrawal, the Sponsor wishes to note for the record that it remains of the view that Filecoin (FIL) does not meet the definition of a security under the federal securities laws, for the reasons stated in the letter filed with the Commission on June 6, 2023.

  Sincerely,

Grayscale Investments, LLC as Sponsor of Grayscale Filecoin Trust (FIL)

By:	/s/ Michael Sonnenshein
Name: Michael Sonnenshein
Title: Chief Executive Officer